UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

 For the month of November 2016

Commission File Number 001-33922

 DRYSHIPS INC.

 109 Kifissias Avenue and Sina Street
151 24, Marousi
Athens, Greece
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F [X]       Form 40-F [  ]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 to this Report on Form 6-K are the Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related information and data of DryShips Inc. (the "Company") as of and for the nine-month period ended September 30, 2016.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-202821) filed with the Securities and Exchange Commission on April 29, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: November 10, 2016	By:	/s/ George Economou
George Economou

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Unless otherwise specified herein, references to "DryShips" or the "Company" or "we" shall include DryShips Inc. and its subsidiaries. The following management's discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements and related notes included herein. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the Securities and Exchange Commission (the "Commission") on April 27, 2016 and our Registration Statement on Form F-3, declared effective by the Commission on May 7, 2015. See also the discussion in the section entitled "Forward Looking Statements" below.
Results of Operations
Nine-months ended September 30, 2016 compared to the nine-months ended September 30, 2015.
Selected Financial Data
(Expressed in thousands of U.S. Dollars)
	Nine-month period ended
	September 30,		Change
REVENUES:	2015	2016	Amount	%
Voyage and time charter revenues (including amortization and write-offs of above market acquired time charters)	$220,254	$42,284	$(177,970)	(80.8)%
Service revenue, net	725,805	-	(725,805)	(100.0)%
Total Revenues	946,059	42,284	(903,775)	(95.5)%

EXPENSES:
Voyage expenses	60,901	6,364	(54,537)	(89.6)%
Vessels and drilling units operating expenses	350,803	36,554	(314,249)	(89.6)%
Depreciation and amortization	226,980	2,595	(224,385)	(98.9)%
Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other	938,062	41,836	(896,226)	(95.5)%
Loss on contract cancellation	28,241	-	(28,241)	(100.0)%
General and administrative expenses	90,098	25,375	(64,723)	(71.8)%
Other, net	(2,803)	(482)	2,321	(82.8)%
Operating loss	(746,223)	(69,958)	676,265	(90.6)%

OTHER INCOME /(EXPENSES):
Interest and finance costs	(169,096)	(7,090)	162,006	(95.8)%
Interest income	511	39	(472)	(92.4)%
Gain/(Loss) on interest rate swaps	(12,319)	403	12,722	(103.3)%
Other, net	(6,658)	(3,089)	3,569	(53.6)%
Total other expenses, net	(187,562)	(9,737)	177,825	(94.8)%

LOSS BEFORE INCOME TAXES AND EARNINGS OF AFFILIATED COMPANIES	(933,785)	(79,695)	854,090	(91.5)%
Loss due to deconsolidation of Ocean Rig	(1,347,106)	-	1,347,106	(100.0)%
Income taxes	(36,931)	(21)	36,910	(99.9)%
Equity in net earnings/(losses) of Ocean Rig	37,409	(41,454)	(78,863)	(210.8)%
NET LOSS	(2,280,413)	(121,170)	2,159,243	(94.7)%
Less: Net income attributable to non-controlling interest	(39,029)	-	39,029	(100.0)%
NET LOSS ATTRIBUTABLE TO DRYSHIPS INC.	$(2,319,442)	$(121,170)	$2,198,272	(94.8)%

Revenues
Drybulk Carrier segment
Voyage revenues decreased by $78.0 million, or 78.0%, to $22.0 million for the nine-month period ended September 30, 2016, as compared to $100.0 million for the nine-month period ended September 30, 2015. A decrease of $29.4 million, or 29.4%, is attributable to lower hire rates during the nine-month period ended September 30, 2016, as compared to the relevant period in 2015 and a decrease of $50.0 million or 50.0%, is attributable to the decrease in total voyage days by 5,038, from 10,221 days to 5,183 days, during the nine-month period ended September 30, 2016, as compared to the nine-month period ended September 30, 2015, due to the sale of 16 vessel and vessel owning companies during 2015 and five vessels and vessel owning companies during 2016. The decrease was partly offset by the amortization of above market acquired time charters which decreased by $1.4 million, or 1.4%, during the nine month period ended September 30, 2016, as compared to the relevant period in 2015.
Tanker segment
Voyage revenues decreased to $0 for the nine-month period ended September 30, 2016, as compared to $120.3 million for the nine-month period ended September 30, 2015. The decrease is due to the sale of our tanker fleet during 2015.
Offshore support segment
From October 21, 2015, we entered into the offshore support business segment through the acquisition of Nautilus Offshore Services Inc. which owns six Offshore Supply Vessels of which four are oil spill recovery vessels (OSRVs) and two are platform supply vessels (PSVs). As a result, revenues from the Offshore support business segment amounted to $20.3 million for the nine month period ended September 30, 2016.
Offshore Drilling segment - included up to June 8, 2015 (date of deconsolidation)
Revenues from drilling contracts decreased to $0 for the nine-month period ended September 30, 2016, as compared to $725.8 million for the nine-month period ended September 30, 2015. From June 8, 2015, Ocean Rig was considered as an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig was accounted for under the equity method as of June 8, 2015. Furthermore, on April 5, 2016, we sold all of our shares in Ocean Rig, to a subsidiary of Ocean Rig and as a result we do not hold any equity interest in Ocean Rig any longer.
Voyage expenses
Drybulk Carrier segment
Voyage expenses decreased by $14.6 million, or 73.4%, to $5.3 million for the nine-month period ended September 30, 2016, as compared to $19.9 million for the nine-month period ended September 30, 2015. The decrease in voyage expenses is mainly due to the sale of 16 of our Drybulk vessels and vessel owning companies during 2015 and five vessels and vessel owning companies during 2016.
Tanker segment
Voyage expenses decreased to $0 for the nine-month period ended September 30, 2016, as compared to $41.0 million for the nine-month period ended September 30, 2015. The decrease is due to the sale of our tanker fleet during 2015.
Offshore support segment
From October 21, 2015, we entered into offshore support business segment through the acquisition of Nautilus Offshore Services Inc. which owns six Offshore Supply Vessels. As a result, voyage expenses from the Offshore support business segment amounted to $1.1 million for the nine month period ended September 30, 2016.

Offshore Drilling segment - included up to June 8, 2015 (date of deconsolidation)
The Offshore Drilling segment did not incur any voyage expenses during the relevant period.
Vessels' and drilling units' operating expenses
Drybulk Carrier segment
Vessels' operating expenses decreased by $46.7 million, or 65.0%, to $25.1 million for the nine-month period ended September 30, 2016, as compared to $71.8 million for the nine-month period ended September 30, 2015. The decrease is mainly due to the sale of 16 of our Drybulk vessels and vessel owning companies during 2015 and five vessels and vessel owning companies during 2016.
Tanker segment
Vessels' operating expenses decreased to $0 for the nine-month period ended September 30, 2016, as compared to $19.4 million for the nine-month period ended September 30, 2015. Operating expenses for the tankers segment decreased due to the sale of our tanker fleet during 2015.
Offshore support segment
From October 21, 2015, we entered into offshore support business segment through the acquisition of Nautilus Offshore Services Inc. which owns six Offshore Supply Vessels. As a result, vessels operating expenses from Offshore support business segment amounted to $11.5 million for the nine month period ended September 30, 2016.
Offshore Drilling segment - included up to June 8, 2015 (date of deconsolidation)
Drilling units' operating expenses decreased to $0 for the nine-month period ended September 30, 2016, as compared to $259.6 million for the nine-month period ended September 30, 2015. The decrease is due to the deconsolidation of Ocean Rig as of June 8, 2015.
Depreciation and amortization
Drybulk Carrier segment
Depreciation and amortization expense was nil for the nine-month period ended September 30, 2016, as compared to $65.6 million for the nine-month period ended September 30, 2015. During the nine month period ended September 30, 2016, we did not record any depreciation charge for the drybulk fleet due to the classification of our dry bulk carriers as held for sale on September 9, 2015.
Tanker segment
Depreciation and amortization expense was nil for the nine-month period ended September 30, 2016, as compared to $6.0 million for the nine-month period ended September 30, 2015. The decrease is due to the sale of our tanker fleet during 2015.
Offshore support segment
From October 21, 2015, we entered into the offshore support business segment through the acquisition of Nautilus Offshore Services Inc. which owns six Offshore Supply Vessels. As a result, depreciation and amortization expenses from the Offshore support business segment amounted to $2.6 million for the nine month period ended September 30, 2016.

Offshore Drilling segment – included up to June 8, 2015 (date of deconsolidation)
Depreciation and amortization expense decreased to $0 for the nine-month period ended September 30, 2016, as compared to $155.4 million for the nine-month period ended September 30, 2015. The decrease is due to the deconsolidation of Ocean Rig as of June 8, 2015.
Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other
Drybulk Carrier segment
During the nine-month period ended September 30, 2016, we recorded a charge of $36.7 million included in "Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other". The Impairment loss and gain/loss from sale of vessels and vessel owning companies recorded, is due to the sale of vessels and vessel owning companies and the deterioration of the market values of the remaining vessels held for sale which resulted in the reduction of their carrying amounts to their fair value less cost to sell during the nine month period ended September 30, 2016. During the nine-month period ended September 30, 2015, we recorded an impairment loss of $881.4 million as a result of the impairment review performed.
Tanker segment
During the nine month period ended September 30, 2015 and following the ten Memoranda of Agreement for the sale of our tanker vessels, we recorded a charge of $56.6 million included in ''Impairment loss and loss from sale of vessels and vessel owning companies", as a result of the reduction of the vessels' carrying amount to their fair value less cost to sell. No such loss was recorded during the relevant period in 2016, as our tanker fleet sold during 2015.
Offshore support segment
The offshore support segment incurred losses due to the write off of the fair value of the above market acquired time charter contracts due to their early termination, amounted to $5.1 million during the nine month period ended September 30, 2016.
Offshore Drilling segment– included up to June 8, 2015 (date of deconsolidation)
The Offshore Drilling segment did not incur any impairment loss during the nine month period ended September 30, 2015.  The drilling segment was deconsolidated as of June 8, 2015.
Loss on contract cancellation
Drybulk Carrier segment
During the nine month period ended September 30, 2015, we incurred $28.2 million loss on contract cancellation, due to an agreement that we concluded with one of our charterers to write-off overdue receivables in exchange of amendment in certain terms of the respective time charter contracts. No such charges incurred during the nine month period ended September 30, 2016.
Tanker segment
The tanker segment did not incur any loss on contract cancellation during the relevant periods.
Offshore support segment
The Offshore support segment did not incur any loss on contract cancellation during the nine month period ended September 30, 2016.

Offshore Drilling segment– included up to June 8, 2015 (date of deconsolidation)
The Offshore Drilling segment did not incur any loss on contract cancellation during the relevant periods.
General and administrative expenses
Drybulk Carrier segment
General and administrative expenses decreased by $13.6 million, or 40.7%, to $19.8 million for the nine-month period ended September 30, 2016, compared to $33.4 million for the nine-month period ended September 30, 2015. General and administrative expenses decreased mainly due to the decrease in management fees by $8.7 million, due to the sale of 16 of our Drybulk vessels and vessel owning companies during 2015 and five vessels and vessel owning companies during 2016.
Tanker segment
General and administrative expenses decreased to $0 for the nine-month period ended September 30, 2016, compared to $9.7 million for the nine-month period ended September 30, 2015. General and administrative expenses decreased due to the sale of our tanker fleet during 2015.
Offshore support segment
From October 21, 2015 we entered into the offshore support business segment through the acquisition of Nautilus Offshore Services Inc. which owns six Offshore Supply Vessels. As a result, general and administrative expenses from the Offshore support business segment amounted to $5.6 million for the nine month period ended September 30, 2016.
Offshore Drilling segment– included up to June 8, 2015 (date of deconsolidation)
General and administrative expenses decreased to $0 for the nine-month period ended September 30, 2016, as compared to $47.0 million for the nine-month period ended September 30, 2015. The decrease is due to the deconsolidation of Ocean Rig as of June 8, 2015.
Other, net
Drybulk Carrier segment
Other, net amounted to a gain of $1.5 million for the nine-month period ended September 30, 2016, as compared to a gain of $0.8 million for the nine-month period ended September 30, 2015.
Tanker segment
The Tanker segment did not incur such gains or losses during the nine month period ended September 30, 2015.  As of September 30, 2016, the whole tanker fleet has been disposed.
Offshore support segment
Other, net amounted to a loss of $1.0 million for the nine-month period ended September 30, 2016. The above charge, includes laid up expenses incurred for three of our vessels during the nine month period ended September 30, 2016.
Offshore Drilling segment– included up to June 8, 2015 (date of deconsolidation)
The Offshore drilling segment incurred other, net gains amounting to $2.0 million during the nine month period ended September 30, 2015.  The drilling segment was deconsolidated as of June 8, 2015.

Interest and finance costs
Drybulk Carrier segment
Interest and finance costs decreased by $34.6 million, or 83.2%, to $7.0 million for the nine-month period ended September 30, 2016, as compared to $41.6 million for the nine-month period ended September 30, 2015. The decrease is due to the repayments and transfers of the loans associated with the vessels and vessel owning companies sold during 2015 and 2016.
Tanker segment
Interest and finance costs decreased to almost $0 for the nine-month period ended September 30, 2016, as compared to $9.6 million for the nine-month period ended September 30, 2015. The decrease is due to the repayments of the loans associated with the sale of our tanker fleet, during 2015.
Offshore support segment
The Offshore support segment did not incur any interest and finance costs during the relevant period.
Offshore Drilling segment– included up to June 8, 2015 (date of deconsolidation)
Interest and finance costs decreased to $0 for the nine-month period ended September 30, 2016, as compared to $117.9 million for the nine-month period ended September 30, 2015. The decrease is due to the deconsolidation of Ocean Rig as of June 8, 2015.
Interest income
Drybulk Carrier segment
The Drybulk segment did not earn any material interest income during the relevant periods.
Tanker segment
The Tanker segment did not earn any material interest income during the relevant periods.
Offshore support segment
The Offshore support segment did not earn any material interest income during the relevant period.
Offshore Drilling segment– included up to June 8, 2015 (date of deconsolidation)
Interest income decreased to $0 for the nine-month period ended September 30, 2016, compared to $0.5 million for the nine-month period ended September 30, 2015. The decrease is due to the deconsolidation of Ocean Rig as of June 8, 2015.
Loss on interest rate swaps
Drybulk Carrier segment
Gains on interest rate swaps amounted to $0.9 million for the nine-month period ended September 30, 2016, as compared to a loss of $0.6 million for the nine-month period ended September 30, 2015. The gain recorded for the nine-month period ended September 30, 2016, was mainly due to the termination of the swaps associated with the vessels and vessel owning companies sold.

Tanker segment
Losses on interest rate swaps decreased by $1.6 million or 76.2% to a loss on interest rate swaps of $0.5 million realized for the nine-month period ended September 30, 2016, as compared to a loss of $2.1 million for the nine-month period ended September 30, 2015. The loss for the nine-month period ended September 30, 2016, was mainly due to the termination of our interest rate swaps, associated with the vessels sold.
Offshore support segment
The offshore support segment did not incur any gains or losses on interest rate swaps during the nine month period ended September 30, 2016.
Offshore Drilling segment– included up to June 8, 2015 (date of deconsolidation)
For the nine-month period ended September 30, 2016, the losses on interest rate swaps for the drilling segment were $0, while for the nine-month period ended September 30, 2015, losses amounting to $9.6 million were recognized. The decrease is due to the deconsolidation of Ocean Rig as of June 8, 2015.
Other, net
Drybulk carrier segment
Other, net amounted to a loss of $0.3 million for the nine-month period ended September 30, 2016, as compared to a loss of $0.6 million for the nine-month period ended September 30, 2015.
Tanker segment
Other, net amounted to a loss of $0.4 million for the nine-month period ended September 30, 2016, as compared to a gain of $0.2 million for the nine-month period ended September 30, 2015. The loss for the nine-month period ended September 30, 2016, is due to foreign currency exchange rate differences.
Offshore support segment
From October 21, 2015, we entered into the offshore support business segment through the acquisition of Nautilus Offshore Services Inc. which owns six Offshore Supply Vessels. As a result, other, net from the Offshore support business segment amounted to a loss of $2.4 million for the nine month period ended September 30, 2016. The loss for the nine-month period ended September 30, 2016, is mainly due to foreign currency exchange rate differences.
Offshore Drilling segment– included up to June 8, 2015 (date of deconsolidation)
Other, net amounted to $0 for the nine-month period ended September 30, 2016, compared to a loss of $6.3 million for the nine-month period ended September 30, 2015. The decrease is due to the deconsolidation of Ocean Rig as of June 8, 2015.
Loss due to deconsolidation of Ocean Rig
During the nine-month period ended September 30, 2015 and following an equity offering of Ocean Rig on June 8, 2015, we lost our controlling financial interest and deconsolidated Ocean Rig from our financial statements. As a result of the above transaction, we calculated a loss due to deconsolidation of $1.3 billion.

Income taxes
Drybulk Carrier segment
We did not incur any income taxes on international shipping income in our Drybulk Carrier segment for the relevant periods.
Tanker segment
We did not incur any income taxes on international shipping income in our Tanker segment for the relevant periods.
Offshore support segment
We did not incur any material income taxes on international shipping income in our offshore support segment for the relevant period.
Offshore Drilling segment– included up to June 8, 2015 (date of deconsolidation)
Income taxes decreased to $0 for the nine-month period ended September 30, 2016, compared to $36.9 million for the nine-month period ended September 30, 2015. The decrease is due to the deconsolidation of Ocean Rig as of June 8, 2015.
Equity in net earnings/(losses)of Ocean Rig
On June 8, 2015, following an equity offering of Ocean Rig, we lost our controlling financial interest and deconsolidated Ocean Rig from our financial statements. As a result of the above transaction, we present our share of losses from Ocean Rig amounting to $41.5 million for the nine month period ended September 30, 2016, including $162.2 million of impairment in Ocean Rig investment and $0.8 million of gain due to the sale of our shares in Ocean Rig on April 5, 2016, including $0.3 million related to other comprehensive income, as a single amount in the unaudited interim condensed consolidated statements of operations.  Our share of earnings from Ocean Rig for the nine month period ended September 30, 2015, amounting to $37.4 million.
Liquidity
As of September 30, 2016, we had cash (all of it restricted) of $5.6 million. Our restricted cash relates to (i) bank deposits which are used to fund the loan installments coming due, (or "retention accounts"); (ii) bank deposits permanently blocked as cash collateral; and (iii) required minimum cash and cash equivalents, (or "minimum liquidity").
Our cash (including restricted cash) decreased by $9.4 million, or 62.7%, to $5.6 million as of September 30, 2016, compared to $15.0 million as of December 31, 2015. The following movements of our cash and cash equivalents took place during the nine month period ended September 30, 2016; outflows due to loan repayments of $70.4 million, outflows due to the sale of vessel owning companies of $8.6 million and cash used in operating transactions of $18.1 million, partly offset by proceeds of $49.9 million from the sale of Ocean Rig shares, loan proceeds of $28.0 million, proceeds from the sale of preferred stock of $9.9 million and the decrease in our restricted cash amounting to $9.4 million. Given the prolonged market downturn in the drybulk segment and the continued depressed outlook on freight rates and vessels' market values, cash expected to be generated from operations or proceeds from the sale of vessels, assuming that current market charter hire rates would prevail in the twelve-month period ending September 30, 2017, will not be sufficient to cover our working capital deficit. Our access to debt and equity markets may be reduced or closed due to a variety of events, including a credit crisis, credit rating agency downgrades of our debt, industry conditions, general economic conditions, market conditions and market perceptions of us and our industry.
Since our formation, our principal source of funds has been equity provided by our shareholders through equity offerings, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, the maintenance of the quality of our vessels, compliance with international shipping standards, environmental laws and regulations, the funding of working capital requirements, principal repayments on outstanding loan facilities and the payment of dividends.
As of September 30, 2016, we had total indebtedness of $200.4 million under our senior secured credit facilities, excluding unamortized financing fees.

Please refer to the discussion on Long-term Debt as detailed in Note 11 of the Company's Consolidated Financial Statements included in the Annual Report on Form 20-F (File No. 001-33922) for the year ended December 31, 2015, filed with the Commission on April 27, 2016 and Note 10 of the unaudited interim condensed consolidated financial statements included herein.
Cash flow
Net cash used in operating activities was $18.1 million for the nine-month period ended September 30, 2016. In determining net cash used in operating activities for the nine-month period ended September 30, 2016, net loss was adjusted for the effects of certain non-cash items including $2.6 million of depreciation and amortization, $41.8 million of impairment loss and gain/loss of sale of vessels and vessel owning companies and other, $0.7 million of amortization of deferred financing costs and $2.7 million of non-cash stock based compensation expenses. Moreover for the nine-month period ended September 30, 2016, net loss was also adjusted for the effects of non-cash items such as the gain in the change in fair value of derivatives of $2.2 million, the amortization of above market value acquired time charters of $3.5 million and the equity in net losses of Ocean Rig amounting to $41.5 million. The Company had net cash inflows from changes in operating assets and liabilities of approximately $12.5 million for the nine-month period ended September 30, 2016. Net cash provided by operating activities was $229.2 million for the nine-month period ended September 30, 2015.
Net cash provided by investing activities was $50.7 million for the nine-month period ended September 30, 2016, due to the proceeds of $49.9 million from the sale of our shares in Ocean Rig and the decrease in our restricted cash amounting to $9.4 million, partly offset by outflows regarding the sale of vessel owning companies amounting to $8.6 million. Net cash used in investing activities was $500.9 million for the nine-month period ended September 30, 2015.
Net cash used in financing activities was $32.5 million for the nine-month period ended September 30, 2016, due to repayments of $70.4 million of debt under our long-term credit facilities which were partly offset by the loan proceeds of $28.0 million and proceeds from the sale of preferred stock amounted to $9.9 million. Net cash used in financing activities was $188.5 million for the nine-month period ended September 30, 2015.
Financing activities
Long-term debt
As of September 30, 2016, we were in breach of certain financial covenants contained in our loan agreements, while five bank facilities have matured and we have not made the final balloon installments nor any other payments to date. Accordingly the respective lenders have declared an event of default. For the remaining bank facilities, we have elected to suspend principal repayments and interest payments. These events of default may result in the lenders requiring immediate repayment of the loans. As a result of the aforementioned non-compliance and the cross-default provisions contained in all bank loan agreements, we have classified the bank loans, amounting to $200.4 million, as current liabilities. For more information, see "Item 5.B. Liquidity and Capital Resources – Breach of Covenants under Secured Credit Facilities" in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the Commission on April 27, 2016.
We are currently in negotiations with our lenders to obtain debt maturity extensions or restructuring of our debt facilities. We cannot guarantee that we will be able to obtain our lenders' consent with respect to the aforementioned noncompliance under our credit facilities, or any non-compliance with specified financial ratios or financial covenants under future financial obligations we may enter into, or that we will be able to refinance or restructure any such indebtedness. If we fail to remedy, or obtain a waiver of, the breaches of the covenants or suspension of principal and interest payments discussed above, our lenders may accelerate our indebtedness under the relevant credit facilities, which could trigger the cross-acceleration or cross-default provisions contained in our other credit facilities. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens. In addition, if the value of our vessels deteriorates significantly from their currently depressed levels, we may have to record further impairment adjustments to our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

We expect that the lenders could demand payment of the loans under which we were in breach of certain financial and loan-to-value ratio covenants before their maturity, especially those loans where we are not paying scheduled loan installments as they fall due.  We do not expect that cash on hand and cash expected to be generated from operations will be sufficient to repay our loans relating to our drybulk and offshore support fleet with cross-default provisions which amounted to $200.4 million, as at September 30, 2016, if such debt is accelerated by our lenders, as discussed above. For more information, see Note 10 to our unaudited interim condensed consolidated financial statements for the nine-month period ended September 30, 2016.
The annual principal payments required to be made after September 30, 2016, including balloon payments, totaling $200.4 million, are as follows:
Twelve months ending	Total (in thousands)
due through September 30, 2017	$200,367

Less: Financing fees	(137)
Total debt	$(200,230)

Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements.
Recent Developments
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On October 5, 2016 and November 7, 2016, we issued 2,627 common shares (39,405 before the 1-for-15 reverse stock split) and 2,715 common shares (40,719 before the 1-for-15 reverse stock split), respectively, as dividends to our Series C Convertible Preferred stock.

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On October 5, 2016 and October 18, 2016, we entered into sales agreements for our two Panamax vessels, the Sonoma and Sorrento, respectively, to unaffiliated buyers for an aggregate price of $10.9 million. All of the gross proceeds from the sales will be used to pay down the associated loan facilities. The vessels are scheduled to be delivered to their new owners during November 2016.

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On October 31, 2016, we sold the shares of the owning companies of two Panamax vessels the Amalfi and Samatan, along with the associated bank debt, for an aggregate price of $15.0 million, to entities controlled by our Chairman and Chief Executive Officer, Mr. George Economou. As part of the transaction, we entered into an agreement to increase the Revolving Credit Facility with Sifnos Shareholders Inc. The Revolving Credit Facility was amended to increase the maximum available amount by $5.0 million to $75.0 million and to give us an option within 365 days to convert $7.5 million of the outstanding loan into our common shares. Following the above transaction, the outstanding balance under the Revolving Credit Facility was $69.4 million. This transaction was approved by the independent members of our Board of Directors on the basis of vessel valuations and a fairness opinion.

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On November 7, 2016, our previously sold to unaffiliated buyer Panamax vessel Ocean Crystal was delivered to its new owners. All of the gross proceeds from the sale were used to pay down the associated loan facility.

-
As of November 9, 2016, 2,813 of our 5,000 Series C Convertible Preferred stock, were converted to 433,552 common shares (6,503,278 before 1-for-15 reverse stock split), including the respective dividends.

Significant Accounting policies
A discussion of our significant accounting policies can be found in our Consolidated Financial Statements included in the Annual Report on Form 20-F (File No. 001-33922) for the year ended December 31, 2015 filed with the Commission on April 27, 2016.
Changes in Accounting Policies
Other than those disclosed in the interim condensed consolidated financial statements, there have been no material changes to these policies in the nine-month period ended September 30, 2016.

FORWARD-LOOKING STATEMENTS
The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and we are including this cautionary statement in connection therewith. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. This document includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," and "expect" reflect forward-looking statements.
All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:
•	the Company's future operating or financial results;
•	statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;
•	the Company's ability to procure or have access to financing, our liquidity and the adequacy of cash flow for our operations;
•	the Company's continued borrowing availability under our debt agreements and compliance with the covenants contained therein;
•	the Company's substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future;
•	the Company's ability to successfully employ both our existing drybulk and offshore support vessels;
•
the Company's offshore support contract backlog, contract commencements, offshore support contract terminations, offshore support contract option exercises, offshore support contract revenues, offshore support contract awards and platform and offshore support vessels mobilizations and performance provisions,

•
the Company's future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

•	statements about drybulk shipping and offshore support market trends, charter rates and factors affecting supply and demand;
•	the Company's expectations regarding the availability of vessel acquisitions; and
•	anticipated developments with respect to pending litigation.
The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained in this report.
Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies; general market conditions, including changes in charter rates and vessel values; the failure of a seller to deliver one or more vessels; the failure of a buyer to accept delivery of one or more vessels; inability to procure acquisition financing; repudiation, nullification, termination, modification or renegotiation of our contracts; default by one or more customers; changes in demand for drybulk commodities, oil or petroleum products; changes in demand that may affect attitudes of time charterers; scheduled and unscheduled drydocking; changes in the Company's voyage and operating expenses, including bunker prices, dry-docking and insurance costs; complications associated with repairing and replacing equipment in remote locations; limitations on insurance coverage, such as war risk coverage, in certain areas; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; changes in governmental rules and regulations, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues; legal and regulatory matters, including results and effects of legal proceedings; customs and environmental matters; domestic and international political conditions; potential disruption of shipping routes due to accidents; international hostilities and political events or acts by terrorists; and other factors listed from time to time in reports, registration statements and other materials that we file with the Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20–F.

DRYSHIPS INC.
 INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DRYSHIPS INC.
Consolidated Balance Sheets
As of December 31, 2015 and September 30, 2016 (unaudited)
 (Expressed in thousands of U.S. Dollars – except for share and per share data)
	December 31,	September 30,
ASSETS	2015	2016

CURRENT ASSETS:
Cash and cash equivalents	$-	$-
Restricted cash	15,026	5,614
Trade accounts receivable, net of allowance for doubtful receivables of $48 and $14 at December 31, 2015 and at September 30, 2016, respectively	10,059	6,850
Due from related parties (Note 4)	20,637	12,804
Assets held for sale (Note 6)	216,026	93,743
Prepayments and advances	2,305	937
Other current assets (Note 5)	5,014	6,589
Total current assets	269,067	126,537

FIXED ASSETS, NET:
Vessels, net (Note 6)	96,428	93,833
Total fixed assets, net	96,428	93,833

OTHER NON-CURRENT ASSETS:
Investment in affiliate (Note 9)	91,410	-
Goodwill (Note 7)	7,002	7,002
Financial instruments (Note 11)	411	-
Above market acquired time charter contracts (Note 7)	11,007	2,355
Other non-current assets (Note 8)	727	-
Total other non-current assets	110,557	9,357
Total assets	$476,052	$229,727

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred finance costs (Note 10)	$217,549	$200,230
Liabilities held for sale (Note 6)	104,366	-
Accounts payable and other current liabilities	2,613	1,930
Accrued liabilities (Note 4)	4,955	3,478
Due to related parties (Note 4)	21,828	10,439
Deferred revenue	725	642
Financial instruments (Note 11)	2,604	-
Total current liabilities	354,640	216,719

COMMITMENTS AND CONTINGENCIES (Note 14)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2015 and September 30, 2016; 100,000,000 shares designated as Series A Convertible preferred stock; 100,000,000 shares designated as Series B Convertible preferred stock, 10,000 shares designated as Series C Convertible Preferred stock and 3,500,000 shares designated as Series D Preferred stock; 0 shares of Series A Convertible Preferred stock issued and outstanding at December 31, 2015 and September 30, 2016; 66,667 (4,000,000 before the 1-for-4 and 1-for-15 reverse stock splits) and 0 shares of Series B Convertible Preferred stock issued and outstanding at December 31, 2015 and September 30, 2016, respectively, 0 and 2,187 shares of Series C Convertible Preferred stock issued and outstanding at December 31, 2015 and September 30, 2016, respectively and 0 and 233,333 shares of Series D Preferred stock (3,500,000 before the 1-for-15 reverse stock split) issued and outstanding at December 31, 2015 and September 30, 2016, respectively  (Note 12)
	1	2
Common stock, $0.01 par value; 1,000,000,000 shares authorized at December 31, 2015 and September 30, 2016; 472,109 (28,326,566 before the 1-for-4 and 1-for-15 reverse stock splits) and 1,132,382 (16,985,735 before the 1-for-15 reverse stock split) shares issued and outstanding at December 31, 2015 and September 30, 2016, respectively (Note 12)	5	11
Treasury stock; $0.01 par value; 24,078 (1,444,720 before the 1-for-4 and 1-for-15 reverse stock split) shares at December 31, 2015 and September 30, 2016	-	-
Additional paid-in capital	3,225,142	3,238,738
Accumulated other comprehensive income	233	-
Accumulated deficit	(3,103,969)	(3,225,743)
Total DryShips Inc. stockholders' equity	121,412	13,008
Total liabilities and stockholders' equity	$476,052	$229,727
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Operations
For the nine-month periods ended September 30, 2015 and 2016
 (Expressed in thousands of U.S. Dollars - except for share and per share data)
	Nine-month period ended September 30,
	2015	2016
REVENUES:
Voyage and time charter revenues (including amortization of above market acquired time charters)	220,254	42,284
Service revenue, net	725,805	-
Total Revenues (Note 16)	$946,059	$42,284

EXPENSES:
Voyage expenses	60,901	6,364
Vessels and drilling units operating expenses	350,803	36,554
Depreciation and amortization (Note 6)	226,980	2,595
Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other (Note 6 and 7)	938,062	41,836
Loss on contract cancellation	28,241	-
General and administrative expenses (Note 4)	90,098	25,375
Other, net	(2,803)	(482)
Operating loss	(746,223)	(69,958)

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 15)	(169,096)	(7,090)
Interest income	511	39
Gain/(loss) on interest rate swaps (Note 11)	(12,319)	403
Other, net	(6,658)	(3,089)
Total other expenses, net	(187,562)	(9,737)

LOSS BEFORE INCOME TAXES AND EARNINGS OF AFFILIATED COMPANIES	(933,785)	(79,695)
Loss due to deconsolidation of Ocean Rig (Note 9)	(1,347,106)	-
Income taxes (Note 19)	(36,931)	(21)
Equity in net earnings/(losses) of Ocean Rig (Note 9)	37,409	(41,454)

NET LOSS	$(2,280,413)	$(121,170)

Less: Net income attributable to non-controlling interest	(39,029)	-

NET LOSS ATTRIBUTABLE TO DRYSHIPS INC.	$(2,319,442)	$(121,170)

NET LOSS ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS (Note 17)	(2,320,012)	(121,774)

LOSS PER COMMON SHARE ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS BASIC AND DILUTED (Note 17)	$(5,234.03)	$(221.89)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED (Note 17)	443,255	548,807

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss
For the nine-month periods ended September 30, 2015 and 2016
(Expressed in thousands of U.S. Dollars)

	Nine-month period ended September 30,
	2015	2016
- Net loss	$(2,280,413)	$(121,170)
Other comprehensive income:
- Reclassification of realized losses associated with capitalized interest to the Unaudited Interim Condensed Consolidated Statement of Operations, net (Note 11)	361	110
- Actuarial gains	42	-

Total other comprehensive income	$403	$110
Total comprehensive loss	(2,280,010)	(121,060)
- Less: comprehensive income attributable to non-controlling interests	(39,144)	-
Comprehensive loss attributable to DryShips Inc.	$(2,319,154)	$(121,060)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the nine-month periods ended September 30, 2015 and 2016
 (Expressed in thousands of U.S. Dollars)
	Nine-month period ended September 30,
	2015	2016
Net Cash Provided by/(Used in) Operating Activities	$229,210	$(18,148)

Cash Flows Provided by/(Used in) Investing Activities:
Cash decrease due to deconsolidation of Ocean Rig	(621,615)	-
Proceeds from sale of Ocean Rig shares	-	49,911
Fixed assets additions	(505,670)	-
Short term investments	74	-
Decrease in restricted cash	75,388	9,412
Net proceeds from sale of vessels and vessel owning companies	550,940	(8,642)
Net Cash Provided by/(Used in) Investing Activities	(500,883)	50,681

Cash Flows Provided by/(Used in) Financing Activities :
Proceeds from short and long-term debt	462,000	28,000
Principal payments and repayments of long-term debt	(623,575)	(70,378)
Proceeds from preferred stock issuance	-	9,845
Dividends paid	(20,526)	-
Payment of financing costs, net	(6,380)	-
Net Cash Used in Financing Activities	(188,481)	(32,533)
Net decrease in cash and cash equivalents	(460,154)	-

Cash and cash equivalents at beginning of the period	566,242	-
Cash and cash equivalents at end of the period	$106,088	$-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:
The accompanying unaudited interim condensed consolidated financial statements include the accounts of DryShips Inc. and its subsidiaries (collectively, the "Company" or "DryShips"). DryShips was formed on September 9, 2004, under the laws of the Republic of the Marshall Islands.  The Company is a provider of international seaborne dry cargo and offshore support services and until June 8, 2015, also provided drilling services through Ocean Rig UDW Inc. (''Ocean Rig'').
The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP") and applicable rules and regulations of the U.S. Securities and Exchange Commission (the "SEC") required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.
These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and include the accounts and operating results of Dryships, its wholly-owned subsidiaries and its affiliate.
From June 8, 2015 through April 4, 2016, Ocean Rig was considered as an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig was accounted for under the equity method and its assets and liabilities were not consolidated in the Company's balance sheet. On April 5, 2016, the Company sold all of its shares in Ocean Rig, to a subsidiary of Ocean Rig and as of this date, the Company no longer holds any equity interest in Ocean Rig. Accordingly, additional disclosures for Ocean Rig have not been included, in the accompanying interim condensed consolidated financial statements.
In the opinion of management, these unaudited interim condensed consolidated financial statements, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2016, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2016.
On March 11, 2016, the Company effected a 1-for-25 reverse stock split on its issued common stock. In connection with the reverse stock split seven fractional shares were cashed out. Furthermore, on August 15, 2016, the Company effected a 1-for-4 reverse stock split on its issued common stock. In connection with the reverse stock split five fractional shares were cashed out. Finally, on November 1, 2016, the Company effected a 1-for-15 reverse stock split on its issued common stock. In connection with the reverse stock split nine fractional shares were cashed out. All share and per share amounts disclosed in the consolidated financial statements and notes give effect to these reverse stock splits retroactively, for all periods presented.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

2. Significant Accounting Policies:
A discussion of the Company's significant accounting policies can be found in the Company's consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on April 27, 2016 (the "Consolidated Financial Statements for the year ended December 31, 2015"). There have been no material changes to these policies in the nine-month period ended September 30, 2016, other than the adoption of the accounting standard update discussed below.
Consolidation: In February 2015, the FASB issued Accounting Standards Update No. 2015-02 (ASU 2015-02): Consolidation - Amendments to the Consolidation Analysis, which changes the guidance as to whether an entity is a variable interest entity (VIE) or a voting interest entity and how related parties are considered in the VIE model. As of September 30, 2016, the Company has adopted the provisions of ASU 2015-02, which did not impact the interim condensed consolidated financial statements.
Recent Accounting pronouncements:
In March 2016, the FASB issued ASU 2016-08, "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) ("ASU 2016-08"), which clarifies the implementation guidance on principal versus agent considerations. The Amendments in ASU 2016-8 affect the guidance in the ASU 2014-09, which is not yet effective. ASU 2016-08 is effective for fiscal years beginning after December 15, 2017, and interim reporting periods within those years. Early application is permitted for annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.
In March 2016, the FASB issued ASU 2016-09, "Compensation-Stock Compensation – Improvements to Employee Share-Based Payment Accounting (Topic 718)" ("ASU 2016-09"), which involves several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Under the new standard, all excess income tax benefits and deficiencies are to be recognized as income tax expense or benefit in the income statement and the tax effects of exercised or vested awards should be treated as discrete items in the reporting period in which they occur. An entity should also recognize excess tax benefits regardless of whether the benefit reduces taxes payable in the current period. Excess tax benefits should be classified along with other income tax cash flows as an operating activity. In regards to forfeitures, the entity may make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016, including interim periods within that reporting period, however early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.
Other accounting pronouncements recently issued but not yet adopted include ASU 2016 – 01 "Financial Instruments – Overall", ASU 2016 – 02 "Leases (Topic 842)", ASU 2016 – 03 "Intangibles – Goodwill and other", ASU 2016 – 07 "Investments – Equity method and Joint Ventures", ASU 2016 -10 "Revenue from contracts with customers", ASU 2016 – 12 "Revenue from contracts with customers", ASU 2016-13—"Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments", ASU 2016-15—"Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments" and ASU 2016-17—"Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control".
The Company is evaluating the above pronouncements. The adoption of these pronouncements is not expected to have a material impact on the Company's consolidated financial statements.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

3. Going Concern:
As of September 30, 2016, the Company was in breach of certain financial covenants, while five bank facilities have matured and the Company has not made the final balloon installments nor any other payments to date. Accordingly the respective lenders have declared an event of default. For the remaining bank facilities, the Company has elected to suspend principal repayments and interest payments. These events of default may result in the lenders requiring immediate repayment of the loans. As a result of this and of the cross default provisions contained in all bank loan agreements, the Company has classified the bank loans amounting to $200,367 as current liabilities (Note 10). As of September 30, 2016, the Company reported a working capital deficit of $90,182.
Given the prolonged market downturn in the drybulk segment and the continued depressed outlook on freight rates and vessels' market values, cash expected to be generated from operations or proceeds from the sale of vessels, assuming that current market charter hire rates would prevail in the twelve-month period ending September 30, 2017, will not be sufficient to cover the Company's working capital deficit. These conditions and events raise substantial doubt about the Company's ability to continue as a going concern, for a reasonable period of time.
In this respect, the Company, in an effort to deleverage its balance sheet and improve its liquidity position, sold all its tankers and 21 bulkers or bulker owning entities, while the remaining drybulk vessels, are classified as held for sale and are carried at fair value (Note 6). In addition, in October 2015, the Company acquired Nautilus Offshore Services Inc., owner of six modern offshore support vessels to diversify the Company's asset base and enhance its cash flow generating ability (Note 7). Furthermore, on June 8, 2016, the Company, entered into a Securities Purchase Agreement with an institutional investor for the sale of 5,000 newly designated Series C Convertible Preferred Shares, warrants to purchase 5,000 Series C Convertible Preferred Shares and 2,483 (148,998 before the1-for-4 and 1-for-15 reverse stock splits) common shares. The total net proceeds from the offering, after deducting offering fees and expenses, were approximately $5,000. On August 10, 2016, the Company further received $5,000 from the exercise of all of the warrants, therefore, the total proceeds from the transaction amounted to $10,000. The Company expects to finance its working capital deficit either with cash on hand, cash generated from operations, proceeds from sale of vessels and vessel owning companies, bank debt and equity offerings, or a combination thereof. In this context, the Company has suspended principal repayment and interest payments to preserve cash liquidity and is currently engaged in discussions with its lenders for the restructuring of its debt facilities.
The unaudited interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the unaudited interim condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

4. Transactions with Related Parties:
The amounts included in the accompanying consolidated balance sheets and unaudited interim condensed consolidated statements of operations are as follows:
	December 31, 2015	September 30, 2016
Balance Sheet
Due from related parties	$20,637	$12,804
Accrued liabilities	1,059	774
Due to related parties	$21,828	$10,439

	Nine-month period ended September 30,
Statement of Operations	2015	2016
Time charter & Service revenues – commission fees	$7,366	$1,800
Voyage expenses	(4,603)	(282)
General and administrative expenses	(41,017)	(19,642)
Commissions for assets sold	(5,460)	(743)
Interest and finance costs	$(3,281)	$(1,087)

(Per day and per quarter information in the note below is expressed in United States Dollars/Euros)
TMS Bulkers Ltd. - TMS Tankers Ltd.: Effective January 1, 2011, each of the Company's drybulk vessel-owning subsidiaries entered into new management agreements with TMS Bulkers Ltd. ("TMS Bulkers"), which replaced the Company's management agreements with Cardiff Marine Inc. ("Cardiff"), a related technical and commercial management company incorporated in Liberia, that were effective as of September 1, 2010 through December 31, 2010, and each of the Company's tanker ship-owning subsidiaries entered into new management agreements with TMS Tankers Ltd. ("TMS Tankers") (together, TMS Bulkers and TMS Tankers are hereinafter referred to as the "Managers"). The Managers are beneficially owned by Mr. George Economou, the Company's Chairman, President and Chief Executive Officer.
TMS Bulkers provides comprehensive drybulk ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Bulkers' commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. Each new vessel management agreement provides for a fixed management fee, the same fee as was charged by Cardiff under the Company's previous management agreements effective from September 1, 2010, of Euro 1,500 ($1,682 based on the Euro/U.S. Dollar exchange rate at September 30, 2016) per vessel per day, which is payable in equal monthly installments in advance and can be adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,545 ($1,733 based on the Euro/U.S. Dollar exchange rate at September 30, 2016). Effective January 1, 2015, the fixed management fee was adjusted by 3% to Euro 1,591 ($1,784 based on the Euro/U.S. Dollar exchange rate at September 30, 2016). Effective January 1, 2016, the fixed management fee was adjusted by 3% to Euro 1,639 ($1,838 based on the Euro/U.S. Dollar exchange rate at September 30, 2016).

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:
TMS Bulkers Ltd. - TMS Tankers Ltd. - continued: If TMS Bulkers is requested to supervise the construction of a newbuilding vessel, in lieu of the management fee, the Company will pay TMS Bulkers an upfront fee equal to 10% of the budgeted supervision cost. For any additional attendance above the budgeted superintendent expenses, the Company will be charged extra at a standard rate of Euro 500 (or $561 based on the Euro/U.S. Dollar exchange rate at September 30, 2016) per day.
TMS Tankers provided comprehensive tanker ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Tankers' commercial management services included operations, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. Under the management agreements, TMS Tankers was entitled to a daily management fee per vessel of Euro 1,700 ($1,907 based on the Euro/U.S. Dollar exchange rate at September 30, 2016), payable in equal monthly installments in advance and could automatically be adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,751 ($1,964 based on the Euro/U.S. Dollar exchange rate at September 30, 2016). Effective January 1, 2015, the fixed management fee was adjusted by 3% to Euro 1,804 ($2,023 based on the Euro/U.S. Dollar exchange rate at September 30, 2016). TMS Tankers was entitled to a construction supervisory fee of 10% of the budgeted supervision cost for the vessels under construction, payable up front in lieu of the fixed management fee.
Under their respective agreements, the Managers are also entitled to (i) a discretionary incentive fee, (ii) a commission of 1.25% on charter hire agreements that are arranged by the Managers; (iii) a commission of 1% of the purchase price on sales or purchases of vessels in the Company's fleet that are arranged by the Managers and (iv) reimbursement of associated legal expenses.
In the event that the management agreements are terminated for any reason other than a default by the Managers or change of control of the vessel owning companies' ownership, the Company will be required to pay the management fee for a further period of three calendar months as from the date of termination. During the nine month period ended September 30, 2016, the Company did not incur any such charges.
In the event of a change of control of the vessel owning companies' ownership, the Company will be required to pay the Managers a termination payment, representing an amount equal to the estimated remaining fees payable to the Managers under the term of the agreement which such payment shall not be less than the fees for a period of 36 months and not more than a period of 48 months.
Each management agreement has an initial term of five years and will be automatically renewed for a five-year period and thereafter extended in five-year increments, unless the Company provides notice of termination in the fourth quarter of the year immediately preceding the end of the respective term.
Transactions with TMS Bulkers and TMS Tankers in Euros are settled on the basis of the average U.S. Dollar rate on the invoice date.
During the nine month period ended September 30, 2016, operating expenses amounted to $5,638, owed to TMS Bulkers, TMS Tankers and TMS Offshore were not paid by the Company but were set off against working capital owed by TMS Bulkers to the Company, according to the respective management agreements.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:
TMS Offshore Services Ltd.: On October 21, 2015, the Company acquired 97.44% of the issued and outstanding share capital of Nautilus Offshore Services Inc. and on November 24, 2015, acquired the remaining 2.56%, which indirectly through its subsidiaries owns six Offshore Supply Vessels (Note 7). The vessels are managed by TMS Offshore Services Ltd. ("TMS Offshore Services"), an entity controlled by the Company's Chairman, President and Chief Executive Officer, Mr. George Economou. The Company's offshore support vessel–owning subsidiaries, have management agreements with TMS Offshore Services, pursuant to which TMS Offshore Services provides overall technical and crew management to the Company's Platform Supply and Oil Spill Recovery vessels. Under the management agreements, TMS Offshore is entitled to a daily management fee per vessel of Euro 1,061 ($1,190 based on the Euro/U.S. Dollar exchange rate at September 30, 2016), payable in equal monthly installments in advance and could automatically be adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%.
Cardiff Drilling Inc: Effective January 1, 2013, Ocean Rig Management Inc. ("Ocean Rig Management"), a wholly-owned subsidiary of Ocean Rig, entered into a Global Services Agreement with Cardiff Drilling Inc. ("Cardiff Drilling") a company controlled by Mr. George Economou, the Company's Chairman, President and Chief Executive Officer, pursuant to which Ocean Rig Management engaged Cardiff Drilling to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by Ocean Rig. Under the Global Services Agreement, Cardiff Drilling, or its subcontractor, (i) provides consulting services related to the identification, sourcing, negotiation and arrangement of new employment for offshore assets of Ocean Rig and its subsidiaries; (ii) identifies, sources, negotiates and arranges the sale or purchase of the offshore assets of Ocean Rig and its subsidiaries. In consideration of such services, Ocean Rig will pay Cardiff Drilling a fee of 1.0% in connection with employment arrangements, 0.75% in connection with sale and purchase activities and will also reimburse associated legal expenses. Costs from the Global Services Agreement were expensed in the unaudited interim condensed consolidated statement of operations for the nine month period ended September 30, 2015, or capitalized as being a directly attributable cost to the construction, as applicable. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; and, (ii) at any time by the mutual agreement of the parties.
Cardiff Marine Inc: On January 2, 2014, the Company entered into an agreement with certain clients of Cardiff Marine Inc., a company controlled by Mr. George Economou, the Company's Chairman, President and Chief Executive Officer, for the grant of seven rights of first refusal to acquire seven Newcastlemax newbuildings, should they wish to sell these vessels at some point in the future. The Company may exercise any one, several or all of the rights. Each right is valid until one day before the contractual date of delivery of each vessel. The newbuildings are scheduled for delivery during 2016 and 2017.
George Economou: As the Company's Chairman, President, Chief Executive Officer and principal shareholder, with a 7.1% shareholding as of September 30, 2016, Mr. George Economou has the ability to exert influence over the operations of the Company.
On December 30, 2015, the Company elected to convert $10,000 of the outstanding principal amount of the Secured Revolving Credit Facility (''Revolving Credit Facility'') entered with Sifnos Shareholders Inc. a company controlled by Mr. Economou, on October 21, 2015, as amended, into 66,667 (4,000,000 before the 1-for-4 and 1-for-15 reverse stock splits) Series B Preferred Shares of the Company. Each preferred share had five votes and were to be mandatorily converted into common shares of the Company on a one to one basis within three months after the issuance thereof on a date selected by the Company. On March 24, 2016, the Company entered into an agreement to increase the Revolving Credit Facility. As part of the transaction the Company also entered into a Preferred Stock Exchange Agreement to exchange the 66,667 (4,000,000 before the 1-for-4 and 1-for-15 reverse stock splits) Series B Preferred Shares held by the lender for $8,750. The Company subsequently cancelled the Series B Preferred Stock previously held by the lender effective March 24, 2016. On September 9, 2016, the Company, entered into an agreement with Sifnos Shareholders Inc. to convert $8,750 of the outstanding amount under the Revolving Credit Facility to 233,333 Series D Preferred shares (3,500,000 Series D Preferred shares before the 1-for-15 reverse stock split). Each preferred share has 100,000 votes and shall not be convertible into common shares of the Company.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:
Other: On April 30, 2015, the Company through its subsidiaries, entered into ten Memoranda of Agreement with entities controlled by Mr. George Economou, the Company's Chairman, President and Chief Executive Officer, for the sale of four Suezmax tankers and six Aframax tankers (Note 6). On September 9, 2015, the Company entered into sales agreements with entities controlled by Mr. George Economou for the sale of 14 vessel owning companies (owners of ten Capesize and four Panamax carriers) and three Capesize bulk carriers (Note 6).
On February 15, 2016, the Company announced that the previously disclosed sale of the vessel owning companies of its Capesize vessels, Fakarava, Rangiroa and Negonego to entities controlled by its Chairman, President and Chief Executive officer Mr. George Economou has failed. In addition, the Company reached a settlement agreement with the charterer of these vessels for an upfront lumpsum payment and the conversion of the daily rates to index-linked time charters. On March 24, 2016, the Company entered into new sales agreement with entities controlled by Mr. George Economou, for the sale of the shares in the above vessel owning companies for an aggregate price of $70,000, including their existing employment agreements and the assumption of the debt associated with the vessels with an outstanding balance of $102,070 at March 24, 2016. On March 30, 2016, the Company received the lender's consent for the sale of the vessels and made a prepayment of $15,000, under the respective loan agreement dated February 14, 2012. As part of the transaction the Company also transferred the amount of $12,060 to the new owners. On March 31, 2016, the shares of the vessel owning companies were delivered to their new owners.
On September 16, 2016, the Company also entered into sale agreement with an entity controlled by Mr. George Economou for the sale of the shares of the owning company of one Panamax vessel (Note 6).
Fabiana Services S.A.: On October 22, 2008, the Company entered into a consultancy agreement with Fabiana, a Marshall Islands entity beneficially owned by the Company's Chairman, President and Chief Executive Officer, Mr. George Economou, with an effective date from February 3, 2008, as amended. Under the agreement, Fabiana provides the services of the Company's Chief Executive Officer. The term of the agreement has been amended for a period of five years commencing on February 3, 2013, unless terminated earlier in accordance with the agreement. Pursuant to the agreement, the Company is obligated to pay an annual remuneration to Fabiana. Fabiana is also entitled to cash or equity-based bonuses to be awarded at the Company's sole discretion. In addition, Fabiana may terminate the agreement for good reason and in such event the Company will be obligated to pay a lump sum amount.
Azara Services S.A.: Effective from January 1, 2013, Ocean Rig entered through one of its wholly owned subsidiaries into a consultancy agreement with Azara Services S.A. ("Azara"), a Marshall Islands entity beneficially owned by the Company's Chairman, President, and Chief Executive Officer Mr. George Economou, for the provision of consultancy services relating to the services of Mr. George Economou in his capacity as Chief Executive Officer of Ocean Rig. The agreement has an initial term of five years and may be renewed or extended with the consent of both parties. Under the terms of the agreement, Ocean Rig is obligated to pay an annual remuneration to Azara. Azara is also entitled to cash or equity-based bonuses to be awarded at Ocean Rig's sole discretion. Ocean Rig may terminate the agreement for cause, as defined in the agreement, in which case Azara will not be entitled to further payments of any kind. Upon termination of the agreement without cause, or in the event the agreement is terminated within three months of a change of control, as defined in the agreement, Ocean Rig will be obligated to pay a lump sum amount. Azara may terminate the agreement without cause upon three months written notice. In addition, Azara may terminate the agreement for good reason and in such event Ocean Rig will be obligated to pay a lump sum amount.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:
Basset Holdings Inc.: Under the consultancy agreement effective from January 1, 2015, between the Company and Basset Holdings Inc. ("Basset"), a related party entity incorporated in the Republic of Marshall Islands, Basset provides consultancy services relating to the services of Mr. Anthony Kandylidis in his capacity as Executive Vice President of the Company. The agreement has an initial term of five years and may be renewed or extended for one-year successive terms with the consent of both parties. Under the terms of the agreement, the Company is obligated to pay an annual remuneration to Basset. Basset is also entitled to cash or equity-based bonuses to be awarded at the Company's sole discretion. The Company may terminate the agreement for cause, as defined in the agreement, in which case Basset will not be entitled to further payments of any kind. Upon termination of the agreement without cause, as defined in the agreement, the Company will be obligated to pay a lump sum amount. Basset may terminate the agreement without cause upon three months written notice. In addition, Basset may terminate the agreement for good reason and in such event, the Company will be obligated to pay a lump sum amount.
Effective June 1, 2012, Ocean Rig entered through one of its wholly owned subsidiaries into a consultancy agreement with Basset, for the provision of the services of Ocean Rig's Executive Vice President. The agreement has an initial term of five years and may be renewed or extended for one-year successive terms with the consent of both parties. Under the terms of the agreement, Ocean Rig is obligated to pay an annual remuneration to Basset. Basset is also entitled to cash or equity-based bonuses to be awarded at Ocean Rig's sole discretion. Ocean Rig may terminate the agreement for cause, as defined in the agreement, in which case Basset will not be entitled to further payments of any kind. Upon termination of the agreement without cause, or in the event the agreement is terminated within three months of a change of control, as defined in the agreement, Ocean Rig will be obligated to pay a lump sum amount. Basset may terminate the agreement without cause upon three months written notice. In addition, Basset may terminate the agreement for good reason and in such event, Ocean Rig will be obligated to pay a lump sum amount.
Basset is also the owner of 114,286 shares of Ocean Rig's common stock, as of September 30, 2016.
Steel Wheel Investments Limited: Steel Wheel Investments Limited ("Steel Wheel"), a company controlled by the Company's Executive Vice President, Mr. Antony Kandylidis, is the owner of 1,570,226 shares of Ocean Rig's common stock, as of September 30, 2016.
Cardiff Tankers Inc.: Under certain charter agreements for the Company's tankers, Cardiff Tankers Inc. ("Cardiff Tankers"), a related party entity incorporated in the Republic of the Marshall Islands, provided services related to the sourcing, negotiation and execution of charters, for which it was entitled to a 1.25% commission on charter hire earned by those tankers.
Vivid Finance Limited: Under the consultancy agreement effective from September 1, 2010, between the Company and Vivid Finance Limited ("Vivid"), a company controlled by Mr. George Economou, the Company's Chairman, President and Chief Executive Officer, Vivid provides the Company with financing-related services such as (i) negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts, (ii) renegotiating existing loan facilities and other debt instruments, and (iii) the raising of equity or debt in the capital markets. In exchange for its services, Vivid is entitled to a fee equal to 0.20% on the total transaction amount. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; or (ii) at any time by the mutual agreement of the parties. Effective January 1, 2013, the Company amended its agreement with Vivid to limit the scope of the services provided under the agreement to DryShips and its subsidiaries or affiliates, except for Ocean Rig and its subsidiaries. In essence, post-amendment, the consultancy agreement between DryShips and Vivid is in effect for the Company's drybulk and offshore support shipping segments only.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:
Vivid Finance Limited - continued: Effective January 1, 2013, Ocean Rig Management, a wholly-owned subsidiary of Ocean Rig, entered into a new consultancy agreement with Vivid, on the same terms and conditions as in the consultancy agreement, dated as of September 1, 2010, between DryShips and Vivid, except that under the new agreement, Ocean Rig is obligated to pay directly the fee of 0.20% to Vivid on the total transaction amount in consideration of the services provided by Vivid in respect of Ocean Rig's offshore drilling business, whereas under the consultancy agreement between the Company and Vivid, this fee was paid by the Company. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties and, (ii) at any time by the mutual agreement of the parties.
Ocean Rig: On November 18, 2014, the Company entered into a $120,000 Exchangeable Promissory Note (the "Note") with a subsidiary of its former subsidiary Ocean Rig. The Note from Ocean Rig to the Company bore interest at a LIBOR plus margin rate and was due in May 2016.  On June 4, 2015, the Company and Ocean Rig signed an amendment under the $120,000 Note to, among other things, partially exchange $40,000 of the Note for 4,444,444 of Ocean Rig's shares owned by the Company, amend the interest of the Note and pledge to Ocean Rig 20,555,556 of Ocean Rig shares owned by the Company. On August 13, 2015, the Company reached an agreement with Ocean Rig and exchanged the remaining outstanding balance of $80,000 owed to Ocean Rig under the $120,000 Note for 17,777,778 shares of Ocean Rig previously owned by the Company. The remaining 2,777,778 shares of Ocean Rig, which were pledged, were released and returned to the Company.
On March 29, 2016, the Company entered into 60 day time charter agreements for the offshore support vessels Crescendo and Jubilee with a subsidiary of Ocean Rig, to assist with the stacking of Ocean Rig's drilling units in Las Palmas.
On April 5, 2016, the Company sold all of its shares in Ocean Rig, to a subsidiary of Ocean Rig for total cash consideration of approximately $49,911. The sale proceeds were used to partly reduce the outstanding amount under the Revolving Credit Facility provided to the Company by an entity controlled by the Company's Chairman, President and Chief Executive Officer, Mr. George Economou and for general corporate purposes. In addition, the Company reached an agreement under the revolving credit facility with Sifnos Shareholders Inc. whereby the lender agreed to, among other things release its lien over the Ocean Rig shares. This transaction was approved by the disinterested members of the Company's Board of Directors on the basis of a fairness opinion. As of April 5, 2016, the Company no longer holds any equity interest in Ocean Rig.
Sifnos Shareholders Inc.: On October 21, 2015, as amended on November 11, 2015, the Company entered into a secured revolving credit facility (''Revolving Credit Facility'') of up to $60,000 with an entity controlled by Mr. George Economou, the Company's Chairman, President and Chief Executive Officer, for general working capital purposes. The Revolving Credit Facility is secured by the shares that the Company holds in Nautilus Offshore Services Inc. and by a first priority mortgage over one Panamax dry-bulk carrier. The Revolving Credit Facility had a tenor of three years. Under this agreement, the lender had the right to convert a portion of the outstanding Revolving Credit Facility into shares of the Company's common stock or into shares of common stock of Ocean Rig held by the Company. The conversion will be based on the volume weighted average price of either stock plus a premium. Furthermore, the Company, as the borrower under this agreement, had the right to convert $10,000 of the outstanding Revolving Credit Facility into 66,667 (4,000,000 before the 1-for-4 and 1-for-15 reverse stock splits) preferred shares of the Company. On October 21, 2015 and December 22, 2015, the Company drew down the amounts of $20,000 and $10,000, respectively under the Revolving Credit Facility. On December 30, 2015, the Company exercised its right to convert $10,000 of the outstanding principal amount of the Revolving Credit Facility into 66,667 shares (4,000,000 before the 1-for-4 and 1-for-15 reverse stock splits) of Series B Preferred Stock of the Company.
Each share of Series B Preferred Stock had the right to vote with the common shares on all matters on which the common shares were entitled to vote as a single class and the shares of Series B Preferred Stock had five votes per share. The shares of Series B Preferred Stock were to be mandatorily converted into common shares of DryShips on a one to one basis within three months after the issuance thereof or any earlier date selected by the Company in its sole discretion.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:
Sifnos Shareholders Inc. - continued: On March 24, 2016, the Company entered into an agreement to increase the Revolving Credit Facility. The Revolving Credit Facility was amended to increase the maximum available amount by $10,000 to $70,000, to give the Company an option to extend the maturity of the facility by 12 months to October 21, 2019 and to cancel the option of the lender to convert the outstanding Revolving Credit Facility to the Company's common stock.
Additionally, subject to the lender's prior written consent, the Company had the right to convert $8,750 of the outstanding balance of the Revolving Credit Facility into 233,333 preferred shares (3,500,000 preferred shares before the 1-for-15 reverse stock split) of the Company, with a voting power of 5:1 (vis-à-vis common stock) and would mandatorily convert into common stock on a 1:1 basis within 3 months after such conversion. As part of the transaction the Company also entered into a Preferred Stock Exchange Agreement to exchange the 66,667 Series B Preferred Shares (4,000,000 Series B Preferred Shares before the 1-for-4 and 1-for-15 reverse stock splits) held by the lender for $8,750. The Company subsequently cancelled the Series B Preferred Stock previously held by the lender effective March 24, 2016.
On March 29, 2016, the Company drew down the amount of $28,000 under the revolving credit facility.
On April 5, 2016, the Company sold all of its shares in Ocean Rig, to a subsidiary of Ocean Rig for total cash consideration of approximately $49,911 and used $45,000 from the proceeds, to partly reduce the outstanding amount under the Revolving Credit Facility. In addition, the Company reached an agreement under the Revolving Credit Facility whereby the lender agreed to, among other things (i) release its lien over the Ocean Rig shares and, (ii) waive any events of default, subject to a similar agreement being reached with the rest of the lenders to the Company, in exchange for a 40% loan to value maximum loan limit, being introduced under this facility. In addition, the interest rate under the loan was reduced to 4% plus LIBOR.
On September 9, 2016, the Company entered into an agreement to convert $8,750 of the outstanding balance of the Revolving Credit Facility into 233,333 Series D Preferred shares (3,500,000 Series D Preferred shares before the 1-for-15 reverse stock split) of the Company. Each preferred share has 100,000 votes and shall not be convertible into common stock of the Company. Also on September 21, 2016, the Company drew down the amount of $7,825 under the revolving credit facility.
Further to the above, the outstanding balance under the Revolving Credit facility as of September 30, 2016, was $10,825 and the respective deferred finance costs amounted to $445.  In addition and following the sale of the shares of the owning companies of two Panamax vessels Amalfi and Samatan, the outstanding balance under the Revoling Credit facility stands at $69,444 (Note 20.3).
Dividends
On February 24, 2015, Ocean Rigs' Board of Directors declared its fourth quarterly cash dividend with respect to the quarter ended December 31, 2014, of $0.19 per common share, to Ocean Rig shareholders of record as of March 10, 2015. The dividend was paid in March 2015.
On May 6, 2015, Ocean Rig's Board of Directors declared its fifth quarterly cash dividend with respect to the quarter ended March 31, 2015, of $0.19 per common share, to Ocean Rig shareholders of record as of May 22, 2015. The dividend was paid in May 2015.
On July 29, 2015, Ocean Rig's Board of Directors decided to suspend its quarterly dividend until market conditions improve.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

5. Other Current Assets:
The amount of other current assets shown in the accompanying consolidated balance sheets is analyzed as follows:
	December 31, 2015	September 30, 2016
Inventories	$3,531	$5,183
Insurance claims (Note 14)	941	1,405
Other	542	1
	$5,014	$6,589
6. Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2015	$97,100	$(672)	$96,428
Depreciation	-	(2,595)	(2,595)
Balance, September 30, 2016	$97,100	$(3,267)	$93,833

Vessel cost of $97,100 at December 31, 2015, represents the fair value of Nautilus Offshore Services Inc. vessels at the acquisition date (Note 7).
On March 30, 2015, the Board of Directors of the Company approved the entering into sales agreements with entities controlled by the Company's Chairman, President and Chief Executive Officer, Mr. George Economou, to sell its four Suezmax tankers, Vilamoura, Lipari, Petalidi and Bordeira, for an en-bloc sales price of $245,000. In addition, it entered into agreements with entities controlled by Mr. George Economou to potentially sell its six Aframax tankers, Belmar, Calida, Alicante, Mareta, Saga and Daytona, for an en-bloc sales price of $291,000, as long as they confirmed their unconditional acceptance by June 30, 2015. The Company classified the vessels as "held for sale" as at March 31, 2015, as all criteria required for their classification as "Vessels held for sale" were met and a charge of $56,631, included in "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other" in the accompanying unaudited interim condensed consolidated statement of operations for the nine month period ended September 30, 2015, was recognized as a result of the reduction of the vessels' carrying amount to their fair value less cost to sell. On April 30, 2015, the Company concluded ten Memoranda of Agreement for an agreed sales price of $536,000. On May 6, 2015 and under the terms of the agreements, the purchasers paid $49,000 representing the upfront 20% for the four Suezmax tankers to the Company. On July 8, 2015 and under the terms of the agreements, the purchasers paid $58,200 representing the upfront 20% for the six Aframax tankers to the Company. On July 16, 2015, July 21, 2015, July 24, 2015, July 27, 2015, August 6, 2015, August 7, 2015, August 19, 2015, August 25, 2015, September 10, 2015 and October 29, 2015, the tankers Petalidi, Bordeira, Lipari, Belmar, Saga, Mareta, Vilamoura, Calida, Daytona and Alicante, respectively were delivered to their new owners.
The impairment review performed prior to the entering into the agreements for the sale of the Company's Drybulk vessels and vessel owning companies, indicated that one of the Company's vessels, with a carrying amount of $95,937 should be written down to its fair value as determined based on the valuations of the independent valuators, resulting in an impairment charge of $83,937, which was included in the accompanying consolidated statement of operations for the nine month period ended September 30, 2015 (Note 11).

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

6. Vessels, net - continued:
On September 9, 2015, the Company entered into sales agreements with entities controlled by Mr. George Economou, the Company's Chairman, President and Chief Executive officer, for the sale of the vessel owning companies of 14 vessels (ten Capesize bulk carriers': Rangiroa, Negonego, Fakarava, Raiatea, Mystic, Robusto, Cohiba, Montecristo, Flecha and  Partagas and four Panamax bulk carriers': Woolloomooloo, Saldanha, Topeka and Helena) and the sale of three Capesize bulk carriers (Manasota,  Alameda and Capri) for an aggregate price of $377,000, including their existing employment agreements and the assumption of $236,716 of debt, associated with some of the vessels.
On September 17, 2015, the shares of the vessel owning company of the vessel Mystic and on September 22, 2015, the vessel Capri, were delivered to their new owners. In this respect, a charge of $58,619, included in "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other", in the accompanying unaudited interim condensed consolidated statement of operations for the nine month period ended September 30, 2015 was recognized.
The Company classified the remaining two vessels and the assets and liabilities of the remaining 13 vessel owning companies as "held for sale" on September 30, 2015, as all criteria required for their classification as " held for sale" were met. In this respect, a charge of $316,471, included in "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other" in the accompanying unaudited interim condensed consolidated statement of operations for the nine month period ended September 30, 2015, was recognized as a result of the reduction of the vessels' carrying amount to their fair value less cost to sell.
In addition, on September 30, 2015, the Company classified all the remaining vessels in its fleet, comprised of 20 Panamax and two Supramax bulk carriers, as held for sale, as all criteria required for their classification were met and recognized an additional charge of $422,404, included in " Impairment loss, gain/loss from sale of vessels and vessel owning companies and other" in the accompanying unaudited interim condensed consolidated statement of operations for the nine month period ended September 30, 2015, as a result of the reduction of the vessels' carrying amount to their fair value less cost to sell.
On October 13, 2015, the shares of the shareholders of the owning companies of ten vessels (Raiatea, Robusto, Cohiba, Montecristo, Flecha, Partagas, Woolloomooloo, Saldanha, Topeka and Helena), were delivered to their new owners. On October 1, 2015 and December 11, 2015, the vessels Manasota and Alameda, respectively were also delivered to their new owners.
On November 2, 2015, the Company concluded two Memoranda of Agreement to sell its two Supramax vessels, Byron and Galveston, for an aggregate sales price of $12,300. The vessels were delivered to their new owners on November 25, 2015 and November 30, 2015, respectively.
On February 15, 2016, the Company announced that the previously disclosed sale of the vessel owning companies of its Capesize vessels, Fakarava, Rangiroa and Negonego to entities controlled by its Chairman, President and Chief Executive Officer Mr. George Economou had failed. In addition, the Company reached a settlement agreement with the charterer of these vessels for an upfront lumpsum payment and the conversion of the daily rates to index-linked time charters. On March 24, 2016, the Company concluded a new sales agreement with entities controlled by Mr. George Economou, for the sale of the shares of the vessel owning companies of its Capesize vessels (Fakarava, Rangiroa and Negonego) for an aggregate price of $70,000, including their existing employment agreements and the assumption of the debt associated with the vessels with an outstanding balance of $102,070 at March 24, 2016. On March 30, 2016, the Company received the lender's consent for the sale of the shares of the vessels' owning companies and made a prepayment of $15,000, under the respective loan agreement dated February 14, 2012. On March 31, 2016, the shares of the vessel owning companies were delivered to their new owners. In this respect, a charge of $23,018, was recognized and included in " Impairment loss, gain/loss from sale of vessels and vessel owning companies and other", in the accompanying unaudited interim condensed consolidated statement of operations for the nine month period ended September 30, 2016.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

6. Vessels, net - continued:
On August 22, 2016, the Company concluded a Memorandum of Agreement to sell its Panamax vessel, Coronado, for a gross price of $4,250. The vessel was delivered to its new owner on September 9, 2016. In this respect, a gain of $1,089, was recognized in the accompanying consolidated statement of operations for the nine month period ended September 30, 2016, included in "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other".
On September 16, 2016, the Company entered into a sale agreement with an entity controlled by Mr. George Economou, the Company's Chairman, President and Chief Executive officer, for the sale of the shares of the owning company of the Panamax vessel Oregon, including the associated bank debt, for a gross price of $4,675. The shares of the vessel owning company were delivered to the new owner on September 21, 2016. Due to the controlling interests of Mr. George Economou in the Company and the buyers, the above sale constitutes a common control transaction. In this respect, a gain of $281, was recognized and included in "Additional paid in capital", in the accompanying consolidated balance sheet as at September 30, 2016, in accordance with the relevant US GAAP guidance.
On September 27, 2016, October 5, 2016 and October 18, 2016, the Company also concluded Memoranda of Agreement to sell its Panamax vessels, Ocean Crystal, Sonoma and Sorrento, respectively for gross prices of $3,720, $4,150 and $6,700, respectively. On November 7, 2016, the vessel Ocean Crystal was delivered to the new owners. The vessels Sonoma and Sorrento are expected to be delivered to their new owner during November 2016. As a result of the agreements concluded, the Company revaluated the respective vessels to their fair values with reference to their purchase prices and a gain of $3,020, was recognized in the accompanying consolidated statement of operations for the nine month period ended September 30, 2016, included in "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other".
During the nine month period ended September 30, 2016, a charge of $18,266 was also recognized as "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other", due to the reduction of the vessels' held for sale carrying amount to their fair value less cost to sell, as of March 31, 2016. As of September 30, 2016, the market indications for the vessels' held for sale values were not altered from March 31, 2016, therefore, no further impairment adjustment was recognized, except for the vessels sold (Ocean Crystal, Sonoma and Sorrento). The Company revalued those vessels sold with reference to the purchase prices as concluded in the respective Memoranda of Agreement. For the remaining vessels classified as held for sale as of September 30, 2016, the Company is still committed to a plan to sell the assets and is expected to complete the above plan in the near future.
The amounts of "Assets held for sale" and "Liabilities held for sale" in the accompanying consolidated balance sheet as at December 31, 2015 and September 30, 2016, are analyzed as follows:

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

6. Vessels, net - continued:
Total assets	December 31, 2015	September 30, 2016

Cash and cash equivalents	$12	$-
Restricted cash	4,920	-
Accounts receivable trade, net	7	-
Due from related parties – TMS Bulkers Ltd. (Note 4)	2,492	-
Inventories	384	-
Prepayments and advances	15	-
Insurance claims	97	-
Vessels held for sale	208,099	93,743
Total assets held for sale	$216,026	$93,743

Total liabilities

Bank debt	$103,680	$-
Accounts payable	1	-
Accrued liabilities	271	-
Deferred revenues	414	-
Total liabilities held for sale	$104,366	$-

As of September 30, 2016, substantially all of the Company's net income, except for equity in losses in Ocean Rig and income from the offshore support segment relates to vessels sold or held for sale.
As of September 30, 2016, all of the Company's vessels have been pledged as collateral to secure the Company's long-term debt (Note 10).
According to ASU 2014-08, "Presentation of Financial Statements and Property, Plant and Equipment", the sale of the Company's vessels and vessel owning companies does not represent a strategic shift, hence no presentation of discontinued operations is required.
7. Acquisition of Nautilus Offshore Services Inc.:
On October 21, 2015, the Company entered into an agreement to acquire Mezzanine Financing Investment III Ltd. ("Mezzanine") and Oil and Gas Ships Investor Limited (Oil and Gas), which owned in aggregate, directly or indirectly, 97.44% of the issued and outstanding share capital of Nautilus Offshore Services Inc. ("Nautilus"), for a purchase price of $87,000 plus the assumption of approximately $33 million of net debt. As part of the acquisition cost, the Company also paid $3,568 for the working capital of Nautilus as at September 30, 2015, as agreed between the parties. In addition, on November 24, 2015, Mezzanine, entered into an agreement with VRG AS, which owned the remaining 2.56% issued and outstanding share capital of Nautilus and acquired its equity stake.
Nautilus indirectly through its subsidiaries owns six Offshore Supply Vessels of which four are Oil Spill Recovery Vessels (OSRVs) and two are Platform Supply Vessels (PSVs), all of which were on time charter to Petroleo Brasileiro S.A. (Petrobras) until certain dates through 2017, at the day of acquisition. The vessels are managed by TMS Offshore Services, an entity controlled by the Company's Chairman, President and Chief Executive Officer, Mr. George Economou. (Note 4) The acquisition of Nautilus will allow the Company to expand and diversify its fleet.
The acquisition of the common shares of Nautilus was accounted for under the acquisition method of accounting. The Company began consolidating Nautilus from October 21, 2015 (the date of acquisition), as of which date the results of operations of Nautilus were included in the consolidated statement of operations and on which the fair value of the non-controlling interest amounted to $1,500.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

7. Acquisition of Nautilus Offshore Services Inc.:-continued
The purchase price allocation is as follows:
Assets:
Current assets	$22,609
Vessels	97,100
Goodwill	7,002
Above-market acquired time charters	12,474
Other non-current assets	5,562
Total assets acquired	144,747

Liabilities:
Total current liabilities	12,691
Total non-current liabilities	39,988
Total liabilities assumed	52,679

Fair value of non – controlling interests	1,500

Net assets acquired	$90,568

Consideration paid	87,000
Working capital adjustment	3,568
Total consideration	90,568

Goodwill included in the offshore support segment constitutes a premium paid by the Company over the fair value of the net assets of Nautilus, which is attributable to anticipated benefits from Nautilus's position to take advantage of the fundamentals of the offshore support market.
The carrying amounts of all receivables and payables acquired approximated their fair values at the acquisition date. The carrying amount of vessels of $99,370 was reduced by a fair value adjustment of $2,270 as of the acquisition date. In connection with the acquisition, the Company acquired time charter contracts with Petrobras for the future time-chartered services of Nautilus, until certain dates through 2017. These contracts include fixed day rates that are above day rates available as of the acquisition date. After determining the aggregate fair values of these time-chartered contracts as of the acquisition date, the Company recorded the respective contract fair values on the consolidated balance sheet as non-current assets under "Fair value of above market acquired time charters". These will be amortized into revenues using the straight-line method over the respective contract periods (based on the respective contracts). On February 15, 2016, March 3, 2016 and April 11, 2016, the Company announced that Petrobras had given notice of termination of the contracts for the vessels Crescendo, Jubilee and Indigo, respectively, effective as of March 6, 2016, March 9, 2016 and April 6, 2016. The contracts of the vessels Crescendo, Jubilee and Indigo were to expire on January 8, 2017, April 25, 2017 and August 30, 2017, respectively. The termination of the related acquired time charters from Petrobras, resulted in an amortization and write-off charge, of $6,102.
All above fair values were based upon available market data using management estimates and assumptions. The respective fairness opinion was prepared by a third party expert, based on management estimates and assumptions, making use of available market data and taking into consideration third party valuations of fleet acquired, performed on a charter free basis.
The amortization and write offs of the fair value of the above market acquired time charter contracts as of September 30, 2016, amounted to $3,491 and $5,161 and are included to "Voyage and time charter revenue" and "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other", respectively, in the accompanying condensed consolidated statement of operations for the nine month period ended September 30, 2016.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

7. Acquisition of Nautilus Offshore Services Inc.:-continued
	Amortization Schedule
	Balance as of December 31, 2015	Amortization and write off as of September 30, 2016	Remaining 2016	2017
Above-market acquired time charters	$11,007	$8,652	$855	$1,500

8. Other Non-Current Assets:
The amounts included in the accompanying consolidated balance sheets are as follows:
	December 31, 2015	September 30, 2016
Security deposits for derivatives	$727	$-
Total	$727	$-

As of December 31, 2015, $727 security deposits for derivatives for the vessels Belmar, Calida, Lipari and Petalidi, were recorded as "Other non-current assets" in the accompanying consolidated balance sheets due to the market valuation in the swap agreements as of the related date.
9. Investment in Affiliates:
On June 8, 2015, following an equity offering of Ocean Rig, the Company lost its controlling financial interest and deconsolidated Ocean Rig from its financial statements. From that date onwards, Ocean Rig was considered as an affiliated entity and not as a controlled subsidiary of the Company and the investment in Ocean Rig was accounted for under the equity method due to the Company's significant influence over Ocean Rig. On June 8, 2015, the Company calculated a loss due to deconsolidation of $1,347,106.
As at December 31, 2015, the Company's investment in Ocean Rig had a carrying value of $401,878, while the market value of the investment was $91,410. Based on the relevant guidance provided by U.S.GAAP, the Company concluded that the investment in Ocean Rig was impaired and that the impairment was other than temporary. Therefore, the investment in Ocean Rig was written down to its fair value and a loss of $310,468 was recognized during 2015.
As at March 31, 2016, the Company's investment in Ocean Rig had a carrying value of $208,176, while the market value of the investment was $45,985. Based on the relevant guidance provided by U.S.GAAP, the Company concluded that the investment in Ocean Rig was impaired and that the impairment was other than temporary. Therefore, the investment in Ocean Rig was written down to its fair value and a loss of $162,191 was recognized and included in the accompanying condensed consolidated statement of operations for the nine month period ended September 30, 2016.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

9. Investment in Affiliates - continued:
On April 5, 2016, the Company sold all of its shares in Ocean Rig, to a subsidiary of Ocean Rig for total cash consideration of approximately $49,911 and recognized a gain of $792 as a result of the above transaction, including $343 relating to accumulated other comprehensive income and is included in the accompanying condensed consolidated statement of operations for the nine month period ended September 30, 2016. As of April 5, 2016, the Company no longer holds any equity interest in Ocean Rig.
The Company's equity in the losses and capital transactions of Ocean Rig was 40.4% up to April 5, 2016 and is shown in the accompanying condensed consolidated statements of operations for the nine month period ended September 30, 2016, as "Equity in net losses of affiliated company" amounting to a loss of $41,454.
10. Long-term Debt:
The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:
	December 31, 2015	September 30, 2016
Secured Credit Facilities - Drybulk Segment	218,185	200,367
Less: Deferred financing costs	(636)	(137)
Total debt	217,549	200,230
Less: Current portion	(217,549)	(200,230)
Long-term portion	$-	$-

Term bank loans and credit facilities
The bank loans are payable in U.S. Dollars in quarterly installments with balloon payments due at maturity until March 2020. Interest rates on the outstanding loans as at September 30, 2016, are based on LIBOR plus a margin.
On March 31, 2016, the shares of the owning companies of the vessels Rangiroa, Fakarava and Negonego were delivered to their new owners who also assumed the respective outstanding amount of the loan associated with the vessels, which had a balance of $102,070, as of that date.
On September 9, 2016, following of the delivery of the vessel Coronado to its new owners, the Company repaid $4,250 of the outstanding amount under a Secured Credit Facility, dated March 31, 2006.
On September 21, 2016, the shares of the owning company of the vessel Oregon, were delivered to their new owners who also assumed the respective outstanding amount of the loan associated with the vessel, which had a balance of $12,500, as of that date.
The aggregate available undrawn amounts under the Company's facilities at December 31, 2015 and September 30, 2016, were $30,000 and $59,175, respectively.
The weighted-average interest rates on the above outstanding debt were 5.44% for the nine-month period ended September 30, 2015 and 3.23% for the nine-month period ended September 30, 2016.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

10. Long-term Debt - continued:
The above loans are secured by a first priority mortgage over the Company's vessels, corporate guarantees, first priority assignments of all freights, earnings, insurances and requisition compensation and pledges of the shares of capital stock of certain of the Company's subsidiaries. The loans contain covenants that restrict, without the bank's prior consent, changes in management and ownership of the vessels, the incurrence of additional indebtedness and mortgages of vessels and changes in the general nature of the Company's business. The loans also contain certain financial covenants relating to the Company's financial position, operating performance and liquidity, including maintaining working capital above a certain level. The Company's secured credit facilities impose operating and negative covenants on the Company and its subsidiaries. These covenants may limit DryShips' subsidiaries' ability to, among other things, without the relevant lenders' prior consent (i) incur additional indebtedness, (ii) change the flag, class or management of the vessel mortgaged under such facility, (iii) create or permit to exist liens on their assets, (iv) make loans, (v) make investments or capital expenditures, and (vi) undergo a change in ownership or control.
As of September 30, 2016, the Company was in breach of certain financial covenants while five bank facilities have matured and the Company has not made the final balloon installments nor any other payments to date. Accordingly, the respective lenders have declared an event of default. For the remaining bank facilities, the Company has elected to suspend principal repayments and interest payments. These events of default may result in the lenders requiring immediate repayment of the loans. As a result of this and of the cross default provisions contained in all of the Company's bank loan agreements, and in accordance with guidance related to the classification of obligations that are callable by the creditor, the Company has classified all of the amounts outstanding under its bank loans that were in breach as of September 30, 2016, amounting to $200,367, including $3,449 of overdue interest, as current at September 30, 2016.
Total interest incurred on long-term debt and amortization of debt issuance costs, including capitalized interest, for the nine-month periods ended September 30, 2015 and 2016, amounted to $175,776, and $6,615, respectively. These amounts net of capitalized interest are included in "Interest and finance costs" in the accompanying unaudited interim condensed consolidated statements of operations.
The annual principal payments required to be made after September 30, 2016, including balloon payments, totaling $200,367, are as follows:
Due through September 30, 2017	$200,367
Total principal payments	200,367
Less: Deferred financing costs	(137)
Total debt	$200,230

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

11. Financial Instruments and Fair Value Measurements:
ASC 815, "Derivatives and Hedging" requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position.
The Company recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated balance sheets.
The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. All of the Company's derivative transactions are entered into for risk management purposes.
As of September 30, 2016, the Company had no interest rate swap agreements outstanding.
Fair Values of Derivative Instruments in the Balance Sheets:
		Asset Derivatives			Liability Derivatives
Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2015 Fair value	September 30, 2016 Fair value	Balance Sheet Location	December 31, 2015 Fair value	September 30, 2016 Fair value
Interest rate swaps	Financial instruments-current assets	$-	$-	Financial instruments-current liabilities	$2,604	$-
Interest rate swaps	Financial instruments-non-current assets	411	-	Financial instruments-non-current liabilities	-	-
Total derivatives		$411	$-	Total derivatives	$2,604	$-

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

11. Financial Instruments and Fair Value Measurements - continued:
During the nine-month periods ended September 30, 2015 and 2016, the losses transferred from accumulated other comprehensive loss to the unaudited interim condensed consolidated statements of operations were $361 and $110, respectively.
		Amount of Loss
		Nine-month period ended September 30,
Derivatives not designated as hedging instruments	Location of Loss Recognized	2015	2016
Interest rate swaps	Loss on interest rate swaps	$(12,319)	$403
Total		$(12,319)	$403

The carrying amounts of cash and cash equivalents (all of which is restricted at the balance sheet dates), trade accounts receivable, accounts payable, other current assets and liabilities and due to / due from related parties reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts.  Assets and liabilities held for sale are stated at fair value less cost to sell. The fair value of credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the credit facilities. The carrying value approximates the fair market value for the floating rate loans. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company.
The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

11. Financial Instruments and Fair Value Measurements - continued:
The following table summarizes the valuation of assets measured at fair value on a non-recurring basis as of the valuation date.
	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Non-Recurring measurements:
Vessels held for sale	$-	$93,743	-
Total	$-	$93,743	$-

In accordance with the provisions of relevant guidance, ten tanker vessels held for sale with a carrying amount of $587,271, were written down to their fair value as determined based on the agreed sale prices, resulting in a charge of $56,631, which was included in "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other" in the accompanying unaudited interim condensed consolidated statement of operations for the nine month period ended September 30, 2015 (Note 6).
Furthermore, the impairment review performed for the nine month period ended September 30, 2015, indicated that one of the Company's vessels, with a carrying amount of $95,937 should be written down to its fair value as determined based on the valuations of the independent valuators, resulting in an impairment charge of $83,937, which was included in the accompanying unaudited interim condensed consolidated statement of operations for the nine month period ended September 30, 2015 (Note 6).
Following the sale agreements for the sale of 14 vessel owning companies and three vessels, (Note 6)  the associated 17 vessels held for sale with carrying amount of $748,320, were written down to their fair values as determined based on the agreed sale prices resulting in a charge of $375,090, included in " Impairment loss, gain/loss from sale of vessels and vessel owning companies and other"  in the accompanying unaudited interim condensed consolidated statement of operations for the nine month period ended September 30, 2015.
Furthermore due to their classification as held for sale (Note 7), 22 vessels, were written down to their fair value as determined based on the valuations of the independent valuators, resulting in a charge of $422,404, which was included in "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other" in the accompanying unaudited interim condensed consolidated statement of operations for the nine month period ended September 30, 2015.
During 2016, the sale of the owning companies of the Capesize vessels' Fakarava, Rangiroa and Negonego resulted into a charge of $23,018 and the sale of the vessel Coronado resulted into a gain of $1,089, included in "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other" for the nine month period ended September 30, 2016 (Note 6). An additional charge of $18,266 was also recognized as "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other", due to the reduction of the vessels' held for sale carrying amount to their fair value less cost to sell, as of March 31, 2016. As of September 30, 2016, the market indications for the vessels' held for sale values were not altered significantly from March 31, 2016, therefore no further impairment charge was recognized. However, due to the sale of the vessels, Ocean Crystal, Sonoma and Sorrento, (Note 6), the company revalued the above vessels with reference to the purchase prices as concluded in the respective Memoranda of Agreement and recognized a gain amounted to $3,020 and included in "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other".

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

12. Common Stock and Additional Paid-in Capital:
Net loss Attributable to DryShips and Transfers to the Non-controlling Interest:
The following table represents the effects of any changes in DryShips ownership interest in a subsidiary on the equity attributable to the shareholders of DryShips.
	Nine-month period ended September 30,
	2015	2016

Net loss attributable to DryShips Inc.	$(2,319,442)	$(121,170)
Transfers to the non-controlling interest:
Decrease in DryShips Inc. equity for reduction in subsidiary ownership	(49,275)	-
Net transfers to the non-controlling interest	(49,275)	-
Net loss attributable to DryShips Inc. and transfers to the non-controlling interest	$(2,368,717)	$(121,170)

Issuance of preferred shares
On June 8, 2016, the Company, entered into a Securities Purchase Agreement with an institutional investor for the sale of 5,000 newly designated Series C Convertible Preferred Shares, warrants to purchase 5,000 Series C Convertible Preferred Shares and 2,483 common shares (148,998 before the 1-for-4 and 1-for-15 reverse stock splits). The securities were issued to the investor through a registered direct offering. The total net proceeds from the offering, after deducting offering fees and expenses, were approximately $5,000. The Company further received $5,000 due to the exercise of all warrants, and the total proceeds were $10,000. The Series C Convertible Preferred Stock accrues cumulative dividends on a monthly basis at an annual rate of 8%. Such accrued dividends are payable in shares of common stock or in cash at the Company's option, or in a combination of cash and common shares. The Securities Purchase Agreement does not determine a fixed conversional price for the Series C Convertible Preferred Stock, therefore the number of common shares that are going to be issued from the conversion of the Series C Convertible Preferred Stock cannot be estimated.
As of September 30, 2016, the 5,000 Series C Convertible Preferred Shares issued on June 15, 2016 and their respective $400 dividends have been converted to 229,580 common shares (13,774,782 before the 1-for-4 and 1-for-15 reverse stock splits). Also, as of September 30, 2016, 2,813 of the Series C Convertible Preferred Shares issued on August 10, 2016, due to the exercise of the respective warrants, and their respective $204 dividends have been converted to 428,210 common shares (6,423,154 before the 1-for-15 reverse stock split).
On July 6, 2016, August 3, 2016 and September 1, 2016, the Company issued 562 (33,724 shares before the 1-for-4 and 1-for-15 reverse stock splits), 134 (8,022 shares before the 1-for-4 and 1-for-15 reverse stock splits) and 2,222 shares of Common stock (33,330 shares before the 1-for-15 reverse stock split), respectively, as dividend to the holders of our Series C Convertible Preferred shares.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

13. Equity Incentive Plan:
A summary of the status of the Company's non-vested shares as of December 31, 2015 and the movement during the nine-month period ended September 30, 2016, is presented below. There were no shares granted and no shares forfeited in the nine-month period ended September 30, 2016.
	Number of non-vested shares	Weighted average grant date fair value per non-vested shares
Balance December 31, 2015	3,200	$6,042.5
Granted	-	-
Vested	-	-
Balance September 30, 2016	3,200	$6,042.5

As of December 31, 2015 and September 30, 2016, there was $5,999 and $3,318, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a period of three years.
The amounts of $4,983 and $2,681, represent the stock based compensation expense for the nine-month periods ended September 30, 2015 and 2016, respectively and are recorded in "General and administrative expenses", in the accompanying unaudited interim condensed consolidated statements of operations. The total fair value of shares vested during the nine-month periods ended September 30, 2015 and 2016, was $670 and $0, respectively.
14. Commitment and Contingencies:
14.1 Legal proceedings
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business.
As part of the normal course of operations, the Company's customers may disagree on amounts due to the Company under the provision of the contracts which are normally settled through negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due.
An investigation was carried out by Chinese authorities in relation with an alleged collision of the vessel Catalina with a fishing boat while enroute to Indonesia on May 7, 2016. The vessel remained detained in Ningbo, China and was released during July 2016.
The Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

14. Commitment and Contingencies - continued:
14.2 Contractual charter revenue
Future minimum contractual charter revenue, based on vessels committed to non-cancelable, long-term time contracts as of September 30, 2016, amount to $17,033 for the twelve months ending September 30, 2017. This amount does not include any assumed off-hire.
Under seven of the Company's charter agreements, the charterer had the option to (i) acquire the vessels at fair market value as determined by two independent brokers, at the date that the options were exercised, less $5,000 per vessel or, (ii) to require a cash payout of $5,000 per charter agreement in which case the charter agreement would automatically be terminated on the date of completion of the current voyage. These options were exercisable beginning late March 2015 and throughout the term of the charter agreements which expired through 2020. On June 25, 2015, the Company concluded an agreement with the charterer under which, the charterer agreed to forgo the exercise of the purchase option under the seven charter agreements in exchange for a reduction of $35,000 in overdue receivables, $5,000 cash payment to the Company and write off the remaining $16,471 in overdue receivables as of May 31, 2015, against to "Voyage revenues". Out of the $35,000, the $6,759 has been amortized, while the remaining $28,241 were written off as "Loss on contract cancellation". As part of the transaction, new time charters were agreed for a period of over four years.
15. Interest and Finance Costs:
The amounts in the accompanying unaudited interim condensed consolidated statements of operations are analyzed as follows:
	Nine-month period ended September 30,
	2015	2016

Interest incurred on long-term debt	$147,026	$5,167
Interest, amortization of financing fees and other on loan from affiliates and related party	3,281	1,087
Amortization of financing fees	25,469	546
Discount on receivable from drilling contract	4,048	-
Other	1,332	290
Capitalized interest	(12,060)	-
Total	$169,096	$7,090

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

16. Segment Information:
The Company has currently two reportable segments from which it derives its revenues: Drybulk and Offshore support segments. The Company had also a Drilling segment until the deconsolidation of Ocean Rig on June 8, 2015 (Note 9) and a tanker segment until the sale of the whole tanker fleet during 2015 (Note 6). The reportable segments reflect the internal organization of the Company and are a strategic business that offers different products and services. The Drybulk business segment consists of transportation and handling of Drybulk cargoes through ownership and trading of vessels. The Offshore support business segment consists of offshore support services to the global offshore energy industry through the operation of a diversified fleet of offshore support vessels. The Drilling business segment consisted of the deepwater drilling rig services of the drilling units through ownership of drilling units. The Tanker business segment consisted of vessels for the transportation of crude and refined petroleum cargoes.
The tables below present information about the Company's reportable segments as of and for the nine-month periods ended September 30, 2015 and 2016. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company's consolidated financial statements. The Company allocates general and administrative expenses of the parent company to its subsidiaries on a pro rata basis.
The Company measures segment performance based on net loss. Summarized financial information concerning each of the Company's reportable segments is as follows:
	Drybulk Segment		Offshore support Segment		Tanker Segment		Drilling Segment		Total

	Nine-month period ended September 30,		Nine-month period ended September 30,		Nine-month period ended September 30,		Nine-month period ended September 30,		Nine-month period ended September 30,
	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016
Revenues from external customers	$99,938	$22,033	$-	$20,206	$120,316	$45	$725,805	$-	$946,059	$42,284
Income tax expense	-	-	-	(21)	-	-	(36,931)	-	(36,931)	(21)
Net loss	(1,042,284)	(69,586)	-	(9,167)	(23,959)	(963)	(1,214,170)	(41,454)	(2,280,413)	(121,170)

	December 31, 2015	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015	September 30, 2016
Total assets	$250,877	$119,500	$131,124	$110,120	$2,641	$107	$91,410	$-	$476,052	$229,727

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

17. Losses per Share:
The Company calculates basic and diluted losses per share as follows:
	Nine-month period ended September 30,
	2015			2016
	Loss (numerator)	Weighted-average number of outstanding shares (denominator)	Amount per share	Loss (numerator)	Weighted-average number of outstanding shares (denominator)	Amount per share
Net loss attributable to DryShips Inc	(2,319,442)	-	-	(121,170)	-	-
Less: Series C Convertible Preferred stock dividends	-	-	-	(604)	-	-
Less: Allocation of undistributed earnings to non-vested stock	(570)	-	-	-	-	-
Basic and diluted LPS
Loss attributable to common stockholders	$(2,320,012)	443,255	$(5,234.03)	$(121,774)	548,807	$(221.89)

On June 8, 2016, the Company, entered into a Securities Purchase Agreement with an institutional investor for the sale of 5,000 newly designated Series C Convertible Preferred Shares warrants to purchase 5,000 Series C Convertible Preferred Shares and 2,483 common shares (148,998 before the 1-for-4 and 1-for-15 reverse stock splits). The securities were issued to the investor through a registered direct offering. The total net proceeds from the offering, after deducting offering fees and expenses, were approximately $5,000. On August 10, 2016, the Company further received $5,000 from the exercise of all of the warrants, therefore the total proceeds from the transaction amounted to $10,000. The Series C Convertible Preferred Stock accrues cumulative dividends on a monthly basis at an annual rate of 8%. Such accrued dividends are payable in shares of common stock or in cash at the Company's option, or in a combination of cash and common shares.
For the nine-month periods ended September 30, 2015 and 2016 and given that the Company incurred losses, the effect of including any potential common shares in the denominator of diluted per-share computations would have been anti-dilutive and therefore, basic and diluted losses per share are the same.

18. Non-controlling Interests:
The following table represents the changes in DryShips non-controlling interests:
	Nine-month period ended September 30,
	2015	2016

Balance at the beginning of the period	$1,297,567	$-
Net income for the period	39,029	-
Decrease in DryShips equity for reduction in subsidiary ownership	50,023	-
Amortization of stock based compensation	841	-
Dividends declared	(20,525)	-
Other equity components	518	-
Other comprehensive income	115	-
Deconsolidation of Ocean Rig	(1,367,568)
Balance at the end of the period	$-	$-

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2016
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

19. Income Taxes:
None of the countries of incorporation of the Company and its subsidiaries impose a tax on international shipping income earned by a "non-resident" corporation thereof. Under the laws of the Republic of the Marshall Islands, Malta and Norway, the countries in which the Company and the Drybulk and offshore support vessels owned by subsidiaries of the Company are registered, the Company's subsidiaries (and their vessels) are subject to registration fees and tonnage taxes, as applicable, which have been included in Vessels' operating expenses in the accompanying unaudited interim condensed consolidated statements of operations.
The Republic of the Marshall Islands, Malta and Norway, the jurisdictions where the Company and its ship-owning subsidiaries are incorporated, each grants an "equivalent exemption" to United States corporations with respect to each type of shipping income earned by the Company's ship-owning subsidiaries. Therefore, the ship-owning subsidiaries will be exempt from United States federal income taxation with respect to U.S. source shipping income if they satisfy the 50% Ownership Test. The Company believes that each of the Company's Republic of the Marshall Islands, Malta and Norway ship-owning subsidiaries will be entitled to exemption from U.S. federal income tax in respect of their U.S. source shipping income.
20. Subsequent Events:
20.1 On October 5, 2016 and November 7, 2016,  the Company issued 2,627 common shares (39,405 before the 1-for-15 reverse stock split) and 2,715 common shares (40,719 common shares before the 1-for-15 reverse stock split), respectively, as dividends to its Series C Convertible Preferred stock.
20.2 On October 5, 2016 and October 18, 2016, the Company entered into sales agreements for its two Panamax vessels, the Sonoma and Sorrento, respectively, to unaffiliated buyers for an aggregate price of $10,850. All of the gross proceeds from the sales will be used to pay down the associated loan facilities. The vessels are scheduled to be delivered to their new owners during November 2016.
20.3 On October 31, 2016, the Company sold the shares of the owning companies of two Panamax vessels the Amalfi and Samatan, along with the associated bank debt, for an aggregate price of $15,000, to entities controlled by the Company's Chairman and Chief Executive Officer, Mr. George Economou. As part of the transaction, the Company entered into an agreement to increase the Revolving Credit Facility with Sifnos Shareholders Inc. The Revolving Credit Facility was amended to increase the maximum available amount by $5,000 to $75,000 and to give the Company an option within 365 days to convert $7,500 of the outstanding loan into the Company's common shares. Following the above transaction, the outstanding balance under the Revolving Credit Facility was $69,444. This transaction was approved by the independent members of the Company's Board of Directors on the basis of vessel valuations and a fairness opinion.
20.4 On November 7, 2016, the previously sold to unaffiliated buyer Panamax vessel Ocean Crystal was delivered to its new owners. All of the gross proceeds from the sale were used to pay down the associated loan facility.
20.5 As of November 9, 2016, 2,813 of the Company's 5,000 Series C Convertible Preferred stock, were converted to 433,552 common shares (6,503,278 before 1-for-15 reverse stock split), including the respective dividends.